Exhibit 99.52

NEWS RELEASE April 1, 2020 #2020-05

USFS Updates Schedule for Stibnite Gold Project’s Draft Environmental Impact Statement

Additional Federal Resources Committed to Project to Ensure Timely Completion of Draft EIS

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced the United States Forest Service (“USFS”) and other regulators working on the Stibnite Gold Project (“Project”) have released an updated schedule for the permitting of the Stibnite Gold Project and committed to releasing the draft environmental impact statement (“Draft EIS”) for public review in Q3, 2020. The updated schedule comes after a comprehensive internal review by federal and state regulators of the preliminary Draft EIS that identified areas for improvement and refinement resulting in a more user-accessible document. The USFS has pledged to provide additional resources to undertake the final review and release of the Draft EIS.

The updated schedule should ultimately support a complete and robust record of decision (“ROD”) at the conclusion of the NEPA process later in 2021. A number of key milestones have been built into the updated Draft EIS timeline which will be monitored closely to keep those working on the project on track and on schedule. The USFS intends that the additional time allotted will make the document easier for the public to review and understand. Midas Gold remains committed to providing regulators with the support and information needed to ensure the USFS develops the best alternative possible for the Stibnite Gold Project.

“We have been assured by USFS that they are working diligently to bring additional resources and expertise to the table to complete this process in a timely and cost-effective manner,” said Stephen Quin, President & CEO of Midas Gold Corp. “Just as our teams at Midas Gold are adjusting to being fully productive while working from home, federal agencies are maximizing telework technologies to keep the project moving forward. We have been assured that the agencies have and will dedicate the resources that will enable them to stick to the updated timeline.”

COVID-19 Impacts

The updated timeline also takes into account the evolving situation around the COVID-19 pandemic, as far as can be determined. Mining was named an essential service under Idaho Governor Brad Little’s recent stay-at-home order, so Midas Gold employees are moving the Stibnite Gold Project forward while looking to minimize delays. To protect the health and safety of its employees and the greater community, Midas Gold has transitioned all team members to work from home, where feasible. A number of employees remain at site to monitor and maintain the environmental conditions at site. Federal, state and local agencies have implemented various contingency plans to address the impacts of COVID-19 and are continuing to advance work on the Stibnite Gold Project from remote locations.

Joint Review Process

Seven federal, state and local agencies involved in permitting the Project signed the Stibnite Joint Review Process Memorandum of Understanding (“MOU”) in 2017, committing to work together to evaluate the Plan of Restoration and Operations (“PRO”) for the Stibnite Gold Project under NEPA. The MOU was designed so agencies could collaborate in the review and preparation of the EIS, meet the requirements of the public process and follow a mutually agreed upon schedule. Agency cooperation and collaboration remain key to the timeliness and completeness of the process.

Next Steps in the Regulatory Process

Once the Draft EIS is released, NEPA regulators will provide opportunity for the public and other interested parties to review and comment on the document. Following the public comment period, the USFS and cooperating agencies will respond to all comments and produce the final EIS and a draft ROD. Upon publication of the final EIS, there would be a period for objections and resolution before the final ROD is published. A positive final decision would allow Midas Gold’s subsidiary, Midas Gold Idaho, Inc. (“Midas Gold Idaho”), to seek the issuance of the final permits that are dependent on the ROD being issued.

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Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp.’s wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward- Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS and cooperating agencies, the State of Idaho, tribes and other state, federal and local government agencies and regulatory bodies; the timing and procedure for (i) incorporation of improvements into the Draft EIS, (ii) the joint review process, (iii) the next steps in the regulatory process; (iv) the impact of, and the evolving situation surrounding, the COVID-19 pandemic; and (v) the updated schedule for the Draft EIS. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "targeted", "complete", "comprehensive", "defensible", "ensure", "potential", "as far as can be determined” and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that, notwithstanding the evolving situation around the COVID-19 pandemic, the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the National Environmental Policy Act (“NEPA”) (including a joint review process involving the USFS, the State of Idaho and other state, federal and local agencies and regulatory bodies) as well as the public comment period, EIS and ROD will proceed in a timely manner and as expected; that agency engagement, cooperation and collaboration as contemplated under the MOU will follow the mutually agreed upon schedule set out therein and proceed as expected and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes due to the COVID-19 pandemic, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other stated, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project including litigation involving the Nez Perce Tribe; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.